UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the Month of
January 2004
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F
X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No
X

Key indicators
Highlights for the quarter
  solid operational performance with excellent cost control
  CONOPS implemented at Free Gold and Deelkraal. Negotiations underway for remainder of operations
  good cash earnings allow for an interim dividend of 40 cents per share
  ARMI converts its Harmony equity
  acquisition of 42,2% of Avgold from Avmin. Offer to minorities to follow growth projects on schedule and within budget
  Abelle Limited feasibility study on Morobe completed and further good exploration results from Wafi
Quarterly financial highlights
31 December
30 September
2003
2003
Cash operating profit
- Rand
271 million 333 million
- US$ 40 million 45 million
Cash earnings
- SA cents per share
105 130
- US cents per share 15 18
Basic earnings
- SA cents per share
92 (24)
- US cents per share 14 (3)
Headline earnings
- SA cents per share
(66) (28)
- US cents per share (10) (4)
Fully diluted earnings
- SA cents per share
92 (24)
- US cents per share 14 (3)
Gold produced
- Kg
29 294 30 145
- Oz 941 826 969 179
Cash costs
- R/Kg
75 888 75 319
- $/Oz 350 316

Chief Executive's review

"Subsequent to quarter end the South African Rand has weakened to levels above R7,00 to the US Dollar following a correction in the US Dollar. The South African Rand could stabilise at these levels. If we receive an average gold price of R90 000/kg (+6%) for the coming quarter, our cash operating profits could increase by as much as 52%."

SAFETY REPORT
We regret to report that during the last quarter 12 of our employees lost their lives in our operations. The company extends sincere condolences to the families, friends and relatives of the deceased.
The quarter's safety performance indicates an improvement with regards to key safety indicators except for the Fatality Frequency Rate. A number of shafts achieved good safety milestones.
Date
Shaft
Fatality free shifts
6 October 2003 Matjhabeng 1 000 000
8 October 2003 Tshepong 500 000
22 November 2003 Harmony 2 1 000 000
A team of internal safety auditors were trained to perform a safety system audit on all Harmony shafts during the coming quarter. The audit will assist in focusing our shafts to ensure that there is complete legal compliance.

Harmony review Q2/F2004

Gold price US$/oz
Exchange rate R:US$
Gold price R/kg
Gold Price US$/oz
R:US$ and R/kg/10000
450
430
410
390
370
350
330
310
290
270
250
15.0
14.0
13.0
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
01 - Jan - 01
01 - Apr - 01
01 - Jul - 01
01 - Oct - 01
01 - Jan - 02
01 - Apr - 02
01 - Jul - 02
01 - Oct - 02
01 - Jan - 03
01 - Apr - 03
01 - Jul - 03
01 - Oct - 03
01 - Jan - 04
01 - Apr - 04

Are the South African producers missing the Gold Bull Run?
With the US Dollar gold price firmly above the US$400/oz level, the strengthening of the South African Rand has resulted in South African producers not yet benefiting from the current bull run.
This has also impacted on the stock price performance of South African gold producers, who have seen their stock prices underperform relative to their North American peer group. There could still be an ideal opportunity for all stakeholders to participate in the benefits of a higher US Dollar gold price environment if the South African Rand were to weaken to more realistic levels. This will impact on the local industries' ability to fund its future growth through the re-investment of net cash flows. The capital cost to develop deep level mines in South Africa remains high.
Subsequent to quarter end the South African Rand has weakened to levels above R7,00 to the US Dollar following a correction in the US Dollar. The South African Rand could stabilise at these levels. If we receive an average gold price of R90 000/kg (+6%) for the coming quarter, our cash operating profits could increase by as much as 52%.
3
SA Rand
depreciation
creates
margin
Margin
erosion

The past quarter in review - solid operational performance for second quarter in a row
Although the South African Rand continued its strong trend against the US Dollar reaching a high of R6,09 to the US Dollar during December 2003, Harmony again proved its operational resilience by returning a solid performance for a second quarter in a row. The South African Rand has during the past quarter reached levels last seen pre-March 2000, nearly four years ago.
Following the completion of the merger between Harmony and ARMgold on 22 September 2003, the September quarter results are presented in a pro forma combined format to allow for a quarter on quarter comparison.
The company reported decreased cash operating profits down by 19% from R332,9 million to R271,0 million.
4
Harmony review Q2/F2004
CASH OPERATING PROFIT
0
200
*
400
600
800
1000
1200
Mar
'00
Jun
'00
Sep
'00
Dec
'00
Mar
'01
Jun
'01
Sep
'01
Dec
'01
Mar
'02
Jun
'02
Sep
'02
Dec
'02
Mar
'03
Jun
'03
Sep
'03
Dec
'03
R
- m
illio
n
s
6
8
10
12
Harmony Operating Profit
Rand/Dollar Exchange Rate Movement

The performance of the company is highlighted in the following table:
%
December 2003
September 2003
Variance
Production - kg 29 294 30 145 (3)
Production - oz 941 820 969 179 (3)
Revenue - R/kg 85 139 86 364 (1)
Cash cost - R/kg 75 888 75 319 (1)
Revenue - US$/oz 393 362 9
Cash cost - US$/oz 350 316 (11)
Exchange rate - R/US$ 6,75 7,42 (9)
The impact of the strong Rand is evident and despite a 9% increase in the US Dollar gold price, we received a R/kg gold price which, measured quarter on quarter, was another 1% lower at R85 139/kg. Cash working costs were well controlled, decreasing by 2% or R47,4 million. In R/kg terms, cash working costs increased marginally from R75 319 to R75 888/kg. Underground cash costs in R/tonne terms increased by 3% from R403/tonne to R414/tonne partly as a result of the 5% reduction in tonnage treated. In US Dollar terms our cash operating profit margin decreased slightly from US$46/oz (13%) to US$43/oz (11%).
Although we have reached an agreement with the labour unions on the introduction of CONOPS (continuous operations) at our Free Gold and Deelkraal operations, these benefits are only expected to start contributing to the operational performance of the company in three to six months' time. Activities related to the introduction of CONOPS are underway at the various Free Gold shafts and are progressing well. We are in the process of planning the introduction of CONOPS at the remaining Harmony operations. The business case for this approach is compelling and will bring us in line with international best practice in optimising capital efficiency. However, costs associated with the introduction of CONOPS have already been incurred. Increased labour charges and underground development to establish additional working places are reflected in the reported working costs. All stakeholders stand to benefit significantly from the successful introduction of CONOPS.

A quarter on quarter cash operating profit variance analysis
Cash operating profit September 2003 R332,9 million
- volume decrease (tonnes) (5%) (R124,5 million)
- working cost decrease (%) 2% R47,4 million
- recovery grade increase (g/t) 2% R50,9 million
- Rand gold price reduction (R/kg) (1%) (R35,7 million)
- net variance (R61,9 million)
Cash operating profit December 2003 R271,0 million
Quarter ended
Quarter ended
Earnings per share
December 2003
September 2003
Cash earnings 105 130
Basic earnings 92 (24)
Headline earnings (66) (28)
Fully diluted earnings 92 (24)
The company continues to generate good cash earnings, returning 105 cents per share for the December 2003 quarter. This was 19% less than the 130 cents per share reported previously.
Reconciliation between basic and headline earnings
Quarter ended
Quarter ended
Earnings in cents per share
December 2003
September 2003
Basic earnings 92 (24)
Less profit on sale of mining assets 1 4
Less profit on disposal of Russian
investments net of tax
173                                      -
Add amortisation on ARMgold goodwill 16                                      -
(66) (28)
Using a weighted average share capital of 230 324 449 shares, fully diluted earnings per share for the first half of the financial year totals 76 cents per share. Due to the company's consistent ability to generate good cash earnings, the Harmony Board feels that declaring a 40 cent dividend rewards our shareholders appropriately.

Harmony review Q2/F2004

December quarter results at different gold prices
During the past month the industry has seen extreme volatility in the R/US$ exchange rate. The R/kg price of gold has varied between R81 000/kg and R97 000/kg. Being unhedged, the impact of the change in the gold price flows through to the cash operating profit line immediately. Using the December 2003 quarterly production and cash cost profiles, the effect of a change in R/kg gold price received, indicates the significant leverage of Harmony to currency fluctuations.
Gold price
Cash operating
% Gold price
% Profit
(R/kg)
profit (R'million)
variance
variance
85 139 271,0 Actual results for December 2003 quarter
90 000 413,4 6% 52%
95 000 560,0 12% 107%
100 000 706,4 18% 161%
105 000 852,8 24% 215%
ARMI (AFRICAN RAINBOW MINERALS INVESTMENTS) CONVERTS ITS HARMONY
EQUITY
On 7 November 2003, the Boards of Avmin, Harmony and ARMI announced that they had reached agreement in principle regarding a range of indivisible transactions. On the implementation thereof, South Africa's largest Black controlled mineral resources company under the leadership of the current Harmony Chairman, Patrice Motsepe, will have been created.
The transactions are best illustrated as follows:
  Step 1    -
Harmony acquires Avmin's shareholding (42%) in Avgold (see next section for detail)
  Step 2    -
Avmin acquires ARMI's shareholding (14%) in Harmony and its effective interest of 41,5% in the Modikwa Platinum Joint Venture
  Step 3    -
Avmin acquires Kalplats from Harmony for R100 million (2 million Avmin shares)
  Step 4    -
Conclusion of a voting pool agreement between Harmony and ARMI with respect to their shareholding in Avmin. Harmony already owns 34,5% or  38 789 761 shares in Avmin.

ARM STRUCTURE FOLLOWING TRANSACTIONS

20.1% of Avmin
ARM
control structure
43.1% of Avmin
ARM
63.2%
Avmin
(listed)
Public and
Institutional
shareholders
36.8%
22.2%*
50.3%
Harmony Gold
(listed)
Assmang
(listed)
Newplats Division
(unlisted)
Other assets
53.7%*
Avgold
- Iron ore
- Manganese
- Chrome
- Nkomati (75%)
- Two Rivers (55%)
- Modikwa (41.5%)
- Kalplats (100%)
- Assore (8.5%)
- Avmin Alloys (100%)
- other

* Prior to implementation of mandatory offer

The structure post the transaction:
The parties agreed that Avmin will change its name to African Rainbow Minerals (ARM) on completion of the transaction.
The rationale for the transaction being:
  to establish ARM as a fully empowered mineral resource company that could become a partner-of-choice for new South African mining ventures, to build a strong financial base for ARM to support new mining investments, and to increase ARM's stake in Harmony from 14% to above 20%.
The relevance to Harmony is that ARM will, without placing Harmony's Black Economic Empowerment credentials at risk, be well positioned to participate in further growth opportunities that the African mining sector offers. Harmony could stand to benefit.
The range of transactions are expected to be completed by mid-April 2004.

Harmony review Q2/F2004
r

OUR GROWTH STORY CONTINUES - UPGRADING THE QUALITY OF OUR PRODUCTION BASE
Harmony to acquire Avgold
On 13 November 2003 the company announced that it had reached an in principle agreement regarding the acquisition of Avmin's 42,2% interest (286 305 263 shares) in Avgold Limited (Avgold) at R10,11 per share. The purchase price of R2 894 million will be settled by the issue of 28 630 526 new Harmony shares.
This follows an announcement on 15 July 2003 that we had acquired 11,5% or 77 540 830 shares in Avgold at a consideration of R7,91 per Avgold share, which was discharged by the issue of 6 960 964 new Harmony shares.
If the acquisition of the Avgold shares becomes unconditional, the company will own approximately 54% of Avgold, and a mandatory offer of 1 Harmony share per 10 Avgold shares will be made to Avgold minorities. On an assumption of a 100% acceptance of the offer a total of 60 259 832 new Harmony shares will be issued. At a Harmony share price of R114,40 per share, (as at 19 January 2004) the company will have a market capitalisation of R36,5 billion, making it one of the ten largest companies listed on the JSE Securities Exchange, South Africa.
Avgold owns the Target Mine in the Free State. The mine is expected to produce in excess of 300 000 ounces per annum at a cash cost of US$230,00 per ounce, even at the current strong South African Rand levels. The operation has a life of mine of 18 years. Avgold also owns the prospective Target North Project area which has a resource of 59,6 million ounces.

LEGEND
Avgold
New Harmony
President Steyn
Gold Fields
Target
Tshepong
St. Helena
Harmony
Unisel
Joel

Harmony already has a significant presence in the Free State with annual production in excess of 55 tonnes or 1,8 million ounces. With the inclusion of the Target Mine, production from this region is expected to increase and a range of synergistic benefits will be realised.
Important dates scheduled for the completion of the acquisition:
-
-
Wednesday, 11 February - Avgold board approve scheme and independent Avgold committee provides opinion and recommendation
Tuesday, 17 February 2004 - publication of full terms of the Scheme of Arrangement
-     Wednesday, 24 March 2004 - Avgold Scheme meeting to be held
-    Tuesday, 6 April 2004 - court hearing to sanction Scheme
-    Monday, 19 April 2004 - new Harmony shares listed
Disposal of Kalgold to Aflease
On 7 November 2003 we announced that we agreed to sell our Kalgold Operations to The Afrikander Lease Limited (Aflease) for a consideration of R275 million.
In terms of the agreement, Aflease will pay Harmony an amount of R137,5 million in cash, with the remaining R137,5 million being funded with the issue of ordinary shares at a price of R5,35. This was based on the seven day volume weighted average Aflease share price at that time. A total of 25 700 935 shares will be issued to Harmony.
10
Harmony review Q2/F2004
TARGET AND TARGET NORTH PROJECT AREAS
Target Mine
  production - 350 000 oz pa
  production costs - US$180/oz
  reserves - 3.9 Moz
  resource 3.9 Moz
  L.O.M. - 18 years
Target North
  resource - 59,6 million oz
(excluding Oribi)
  in process of completing
feasibility study
(note: resources are calculated
excluding reserves)

The remaining conditions precedent to the transaction being:
-    Aflease making the cash payment by 28 February 2004, and
-    the consent of the Minister of Minerals and Energy.
Approval in terms of the Competitions Act was granted on 19 December 2003.
We continue to manage the operations until all the conditions precedent have been met.
STRATEGIC INVESTMENTS
The rationalisation of our strategic investment portfolio continued during the quarter and decisions on both Bendigo and Gidgee were taken. We will continue to focus on identifying projects and exploration opportunities which in the longer term could deliver value to our shareholders.
  Bendigo (31,6% Harmony)
Harmony owned an option which expired on 31 December 2003, to subscribe for 360 million new shares in Bendigo Mining NL ("BMNL") at a price of A$0,30 cents per share.
Based on the Bendigo share price of A$0,19 cents per share at that date, the company informed the Board of Bendigo that it would not be exercising the option.
Bendigo owns all of the rights to a very large gold endowment (in excess of 12,5 million ounces) at the town of Bendigo in Victoria, Australia. Bendigo has for the past 2 years been conducting an intensive underground exploration programme and feasibility study. The results of this study are expected in the first quarter of 2004. Harmony, which owns 31,6% of the company retains an exposure to this prospective resource and will continue to work with the Board of Bendigo and its advisors to determine the optimal method to develop and fund the project.
  Abelle Limited (83% Harmony)
Hidden Valley Project (Morobe) Feasibility Study
Preliminary results of the feasibility study conducted by Abelle were announced at the end of December 2003. The studies have confirmed earlier projections that the optimal development route would encompass a project that will produce 290 000 300 000 oz of gold and 4,5 million ounces of silver per annum (total gold equivalent of 360 000 oz/annum) from an initial open pittable reserve of 2,04 million ounces of gold and 27,5 million ounces of silver. In addition to this reserve, the project area contains significant inferred resources already identified but which have not been included in the mining schedules. These include open pittable extensions and lower grade ores from the current pits, several nearby ore bodies which have open pit potential and numerous high-grade targets which will be mineable by open pit methods.

An agreement has been reached with Misima Mines Limited on the purchase for A$8,5 million of the gold and silver plant which currently treats 6,5 million tonnes per annum of softer ores. This acquisition of a large high quality plant which is already situated in PNG provides significant advantages in both timing and capital costs during the construction phase of the project.
Harmony is currently reviewing the technical and financial parameters of the study.
Wafi Gold Project
Drilling at the Link Zone of the Wafi gold project continued during the quarter. The results have confirmed and extended the mineralisation previously discovered, with the most significant results including:
Hole No.
Intersection
Grade
Depth below collar
length
WR 186 43 m @ 3,05 g/t from 192 m
17 m @ 4,58 g/t from 358 m
16 m @ 6,17 g/t from 446 m
WR 188 55 m @ 10,58 g/t from 373 m
WR 189 58 m @ 6,45 g/t from 295 m
17 m @ 5,36 g/t from 525 m
Preliminary reviews of the metallurgical and processing characteristics of these ores have been initiated.
A significantly more intensive drilling programme aimed at defining the extent and scale of the discoveries made to date and the better definition of resource tonnage and grade, will be undertaken during 2004.
Golpu Copper Gold Project
A pre-feasibility "scoping" study to define better the economic potential of the Golpu Copper Gold porphyry (current resource 74,6 m tonnes @ 1,66% copper and 0,84 g/t gold at 1,55% "copper equivalent" cut off) is in progress. It is estimated that the orebody contains 1,24 m tonnes of copper metal and 2 m oz of gold. This orebody is only 1,4 km from the Wafi gold deposit and there are likely to be significant synergies in the ultimate development of these projects.
Gidgee Operations
This operation was sold during the quarter for an effective consideration of A$6,5 million.

Harmony review Q2/F2004

QUARTERLY OPERATIONAL REVIEW
A quarter on quarter pro-forma combined operating profit analysis of the various operations is as follows:
December 2003
September 2003
Variance
Operations
(R'million)
(R'million)
(R'million)
Free Gold 149 165 (16)
Free State 25 7 18
Evander 22 39 (17)
Randfontein 28 40 (12)
Elandskraal (29) (6) (23)
Welkom/Orkney 26 33 (7)
Kalgold 9 13 (4)
Australian Operations 41 42 (1)
Total 271 333 (62)
Free Gold Operations - CONOPS commences
The Free Gold Operations reported a 10% or R16 million reduction in cash operating profit, down from R165 million to R149 million.
Tonnage from underground increased marginally from 1 254 000 tonnes to 1 259 000 tonnes. Underground grade recovered from 6,27 g/t to 6,64 g/t. Net underground gold recovery was 6% higher at 8 364 kg.
Surface tonnages were 233 000 tonnes less at 869 000 tonnes, and at a lower recovery grade of 0,64 g/t resulted in a net gold recovery of 558 kg.
Preparation for CONOPS resulted in working costs at these operations increasing by 8% or R41,4 million quarter on quarter from R530,8 million to R572,2 million. Agreements on CONOPS (continuous operations) were concluded on all the shafts. The shaft teams have been occupied with related activities, i.e. recruitment, training and implementation of shaft schedules to allow for the changes envisaged. We anticipate that CONOPS will be completed over a 9 to 12 month period. Due to the higher underground recovery grades, underground working costs in R/kg terms increased by only 1% from R67 492/kg to R68 416/kg.

Bambanani returned an overall operational improvement with increased tonnages and recovery grade. Working costs were well controlled, increasing marginally from R448/tonne to R451/tonne. Underground tonnage at 403 000 tonnes was 6 000 tonnes higher than the previous quarter. As a result of mainly a 10% increase in grade, underground gold recovery was 11% or 278 kg higher at 2 734 kg.
Tshepong continued to deliver good results with cash operating profits decreasing from R109,7 million to R107,2 million. Gold recovery was up 5% or 162 kg higher at 3 266 kg. Cash costs increased from R51 302/kg to R51 883/kg. In R/tonne terms, costs increased by 4% to R429/tonne, mainly due to preparation for CONOPS.
Tshepong Sub 66 Decline Project - on schedule and within budget
The Tshepong Sub 66 Decline Project is progressing well with all major designs completed and major equipment procured. No major issues that would have an impact on the project cost or schedule, have arisen or are foreseen at this stage.
Final estimated cost of R280,5 million is slightly more than the approved capital of R280,2 million with progressive expenditure as at 31 December 2003 being R78,5 million.  Project completion remains July 2006 and after 8 months the project is on schedule.  A  total  of 1 738 metres of development has been completed. 3 958 development metres remain.
The monorail and monotrain has been partly installed and will be commissioned in February 2004 for beneficial use during the sinking phase of the project. The conveyor is expected to be commissioned during April 2004.
Joel continues to steadily improve, reporting a cash operating profit of R0,7 million. This shaft reported a further 5% increase in underground tonnage to 142 000 tonnes, the highest tonnage achieved since the acquisition of this shaft some two years ago. The erratic nature of the Joel orebody was however evident as the recovery grade dropped from 4,62 g/t to 4,13 g/t.
Phakisa Shaft - first blast on 11 September 2003
The project, with a life of mine of 20 years commenced on 11 September 2003.
The shaft has been sunk to 2,6 metres below 77 level station elevation or 2 376 metres below surface. A total of 156 metres still needs to be sunk and 3 stations will have to be developed. Station development on 77 level is underway and will be completed in the next quarter. Raise borer sites will be established on 66 level as well as 75 level to drill a ventilation hole which is necessary for cooling the shaft and the 3 stations that are to be developed.
The capital estimate remains unchanged at R549 million. The mine design caters for 95 200 tons milled per month at a recovered grade of 7,6 grams per tonne and is planned to produce 280 000 ounces per annum. It is envisaged that 2 400 employment opportunities will be created.

Harmony review Q2/F2004

CONOPS was implemented on St Helena Mine on 10 November 2003. The benefits from the implementation of this initiative are only expected to have a favourable impact in three to six months time. The main focus of this shaft is to ensure that short term profitability is established. No. 2 Shaft was finally closed and good improvements were made with underground volumes at the operations being monitored. Cash working costs decreased by R17 million quarter on quarter.
Free State Operations - excellent operational performance
The Free State Operations reported a significant increase in cash operating profits, up from R6,5 million to R24,8 million. Underground tonnage was 11 000 tonnes or 1% lower at 1 145 000 tonnes. At a higher recovery grade of 4,43 g/t underground production was 5% higher at 5 078kg. These operations are now delivering the results from significant operational improvements made over the past three quarters.
Working cost expenditure of R414,2 million was well contained and was R0,5 million less than the previous quarter. Unit costs increased by 1% to R362/tonne.
Discussions on implementing CONOPS on the Free State Operations got underway in mid- January 2004.
Masimong Expansion Project - tonnage and grade improvements
The Masimong Expansion Project which includes the mining of the Saaiplaas 3 pillar is progressing well. Total tonnage milled increased to 370 000 tonnes and at a recovery grade of 5,8 g/t (an improvement of 22%) resulted in a total gold recovery of 2 146 kg, up from 1 743 kg during the September 2003 quarter. Working costs at these project operations increased by 6%, mainly due to increased development and tonnages.
Evander Operations - operational turnaround on track
Cash operating profits at these operations decreased by 44% from R39,5 million to  R22,1 million.
Lower underground tonnages of 483 000 tonnes compared to 538 000 tonnes reported previously at a higher underground recovery grade of 5,7 g/t, resulted in net gold recovery being 8% lower at 2 768 kg compared to 3 015 kg for the September 2003 quarter.
The main contributor to the lower recovery was Evander 7 Shaft which saw fewer m2 mined from higher grade panels. Recovery grades at Evander 8 Shaft were in line with expectations.
Although total cash working costs were 2% or R5,0 million lower at R217,9 million, due to the lower tonnage, underground unit costs in R/kg terms increased by 9% from R411/tonne to R448/tonne.

Randfontein Operations - increased underground tonnages make up for lower recovery grades
The Randfontein Operations reported lower cash operating profits of R28,3 million, a 30% decrease on the previous quarter. Although tonnages from underground increased by 3% or 22 000 tonnes to 716 000 tonnes, underground recovery grades were lower at 4,53 g/t compared to the 4,89 g/t reported previously. Over the past two quarters, underground tonnages have increased by some 10%, in part making up for lower recovery grades due to lack of higher grade working areas.
Surface tonnages treated decreased marginally from 546 000 tonnes to 530 000 tonnes.
At a similar recovery grade gold recovery was 137 kg.
Good cost management resulted in total working costs of R259,9 million which was R4,7 million lower than the R264,6 million for the September 2003 quarter. Although underground working cost per tonne decreased by 5% to R349,00 per tonne, working costs in R/kg terms increased by 3% from R75 018/kg to R77 007/kg due to the lower underground recovery grades.
The main contributor to the underperformance of these operations was Cooke 3 Shaft. This shaft has been experiencing lower volumes and recovery grades following management's decision to increase the cut-offs due to the lower R/kg gold price recovered. The benefits of this decision became evident during December with the shaft reporting an upward trend in recovery grade.
Doornkop South Reef Project
The project continues at its planned pace with the focus on obtaining increased hoisting capacity from the Sub Shaft and the completion of all preliminary work required to start the sinking of Main Shaft. The upgraded hoisting infrastructure in the Sub Shaft has been partially commissioned. All men and materials utilised in this portion of the project are transported through this facility. The rock hoisting infrastructure is scheduled for re-commissioning in February 2004 with a potential to hoist 1 500 tonnes per day, up from the original 500 tonnes per day previously.
Work in Main shaft has been focussed on creating infrastructure to split the upper Kimberley production area from the sinking shaft below 132 Level. A sinking bank is being installed on 132 Level with the sinking stage following some 120 metres below so that shaft bottom activities can commence.
Mine design and scheduling continues to receive high priority with the focus being on optimising the build up of tonnage to 135 000 tonnes per month after the main shaft is commissioned in mid 2006. The priority development ends on the upper levels have been identified.

Harmony review Q2/F2004

Elandskraal Operations - Deelkraal adversely impacts on results
Elandskraal reported a loss of R29,1 million at cash operating profit level, compared to the loss of R6,5 million as at the end of September 2003. These operations were adversely affected by the effects of an underground fire at Elandsrand which resulted in the loss of three working shifts. Although underground tonnage milled increased by 3% from 491 000 tonnes to 506 000 tonnes, gold recovery continued to be adversely influenced by dilution from waste tonnages unavoidably being tipped into reef ore passes at Elandsrand. This impacted on both recovery grade and working costs. At a recovery grade of 5,00 g/t compared to the 5,38 g/t of the September 2003 quarter, gold recovery was 4% or 114 kg lower at 2 527 kg compared to the 2 641 kg reported previously. Elandsrand reported an underground recovery grade of 5,4 g/tonne.
Total working costs were higher, increasing 2% or R4,2 million to R248,3 million from R244,1 million for the previous quarter. Due to increased tonnages from underground, these operations reported a marginal increase in underground R/tonne cost terms, increasing from R475/tonne to R477/tonne. Due to lower recovery grades, in R/kg terms total cash costs increased by 9% from R88 490/kg to R96 471/kg.
Deelkraal, which contributed R17,0 million to the losses incurred by Elandskraal, reached agreement with the unions on CONOPS on 19 December 2003. This was however not in time to address the production problems experienced at the operation. Current activities are aimed at addressing the lack of mining flexibility which resulted in production targets not being met. Underground reef and waste systems have also been split, thereby eliminating grade dilution due to excess waste tonnages. Similar tonnage of 139 000 tonnes at a recovery grade of 4,0 g/t were reported. Underground R/kg costs were excessively high at R115 000/kg.
The risks at these operations remain high and if profitability is not established in the short term, permanent closure will be considered.
Elandsrand New Mine Project
Work on the key infrastructure in the new section of the mine is progressing well.
Ledging is underway in the 102/34 stope and values sampled currently average 2 500 cmg/t. An additional 3 raiseline holings are expected to be completed in the next six months, Development values are higher than planned, at an average of 2 000 cmg/tonne.

Excellent Elandsrand New Mine Development Results

98 Level
102 Level
98-38
98-37
98-36
98-35
98-34
98-33
98-32
98-31
cm.g/t 1600
cm.g/t 2000
cm.g/t 2000
cm.g/t 2200
cm.g/t 2000
cm.g/t 1091
cm.g/t 1570
cm.g/t 2300
cm.g/t 142
cm.g/t 2500
cm.g/t 1800
cm.g/t 1600
cm.g/t 2000
cm.g/t 900
cm.g/t 780
cm.g/t 1800
cm.g/t 1900
102-38
102-38 Winze
1600cm.g/t
102-37
Raise - 200m to holing
10 months
102-37 Winze
1850cm.g/t
102-36
Raise - 10m to holing
current month
102-36 Winze
1600cm.g/t
102-35
Raise - 50m to holing
2 months
102-35 Winze
1400cm.g/t
102-34
102-33
102-33 Winze
1400cm.g/t
102-32
102-32 Winze
1400cm.g/t
102-31
102-31 Winze
1200cm.g/t

Legend

Winze	-	Orebody Access Point
cm.g/t	-	Current Values

Harmony review Q2/F2004

The lining of the 109/113 reef transfer has been completed and lining of the 113/115 silo will commence on completion of sliping. The construction and commissioning of the 113 reef transfer belt is planned for the coming quarter. This will allow for trial hoisting form 115 Level. Loading facilities and the conveyor belt to feed the second rock winder on 115 Level are being put in place.
Access development on 105 Level has reached the East-West break away and the first crosscut will intersect reef in May 2004. Extensive drilling will be done from the crosscut to firm up on structural geology of the area. 109 Level, which has been standing for close on a year as result of the intersection of high-pressure gas pockets in the Cobra Dyke, will be restarted during January 2004. The same phenomenon has been encountered 20 metres into the Cobra Dyke on 113 Level. Initially this will negatively impact the rate of advance as additional cover holes are being drilled as a precautionary measure. The advance per blast will be restricted to 1,5 metres on both 109 and 113 Levels until the ends clear the Cobra Dyke, which is 200 metres wide.
Welkom/Orkney Operations - good performance continues
These operations reported a 20% or R6,4 million reduction in cash operating profit, down from R32,8 million to R26,4 million.
As planned underground tonnage decreased by 22 000 tonnes to 538 000 tonnes and at a higher recovery grade of 5,60g/t, net gold recovery was 3% or 105 kg less at 3 012 kg.
In line with the lower tonnages, cash working costs were R8,8 million lower at R229,1 million. In R/kg terms costs decreased from R76 321/kg to R76 076/kg.
Kalgold Operations - steady performance
Cash operating profits were lower at R8,9 million, down from the R13,3 million for the September 2003 quarter.
Tonnage at our Kalgold Operations decreased by 40 000 tonnes or 11% quarter on quarter, decreasing from 367 000 tonnes to 327 000 tonnes. At a lower recovery grade of 1,97 g/t compared to the 2,12 g/t for the previous quarter, net gold recovery was lower at 643 kg.
Working costs decreased by 16% or R8,5 million to R45,4 million. In R/tonne terms, working costs decreased by 5% from R147/tonne to R139/tonne whilst R/kg costs increased marginally from R69 199/kg to R70 628/kg.

Australian Operations - optimising production profile delivers further improved results
Our focus on optimising cash operating profits at the expense of volumes at our Australian operations is paying dividends with a good all round performance. The operations delivered a profit similar to that achieved in the September quarter from a smaller volume of higher quality ounces.
The main features of the quarter were:
Mt Magnet
The open pit tonnages increased due to the commencement of mining of the upper portions of the St George and Watertank Hill deposits following the successful moving of the town's water infrastructure facilities.
The underground operations at Hill 50 continued to be seriously constrained till late December 2003 when the work on the new ventilation raises was completed and the restrictions to the air flow in the deeper parts of the mine were eliminated.
As the further deepening of the Star underground decline does not provide a satisfactory return on a total cost basis at current gold prices, operations at Star were restricted to stoping and to development on levels which already have decline access. Mining tonnages at Star are expected to decrease by mid-year and will be replaced by the underground exploitation of the high grade ores which exist beneath the St George open pit by the end of 2004.
Gold production relative to the previous quarter dropped from 42 070 ounces to 40 663 ounces.
South Kal Mines
Total gold production dropped from 36 865 ounces to 29 122 ounces as a result of total dedication of the New Celebration Mill to toll milling activities. Only the Jubilee mill treated Harmony ore during the quarter.
Underground operations had another slightly improved quarter, whilst open pit profits increased substantially despite lower tonnage as ore was sourced from a different combination of pits.
Good progress was made in the exploration of the new large underground orebody discovered in mid 2003 adjacent to the underground mining infrastructure at Mt Marion.

Harmony review Q2/F2004

Northern Territory Joint Venture (50%)
The exploration and evaluation programme in the Northern Territory continued throughout the quarter.
The enhancement of both the grade and tonnage of the Zapopan orebody and a new design for its underground development indicate the potential for a mine with attractive economic fundamentals. Exploration and evaluation of the new surface orebodies continues to improve the inventory of open pit material that would be mined and processed simultaneously with the Zapopan ore.
These exploration/evaluation programs and studies are due to be completed during the second quarter of 2004.

CAPITAL EXPENDITURE
Actual
Forecast
Operational capex
December 2003
March 2004
Free State 12 10
Evander 23 27
Randfontein 15 12
Elandskraal 4 5
Kalgold                                                                                              -                                         -
Free Gold 17 16
Welkom/Orkney 2                                        -
Australian Operations 46 40
Sub total
119
110
Actual
Forecast
Project capex
December 2003
March 2004
Doornkop South Reef 21 24
Elandsrand Shaft Deepening 25 22
Tshepong Decline 27 30
Phakisa Shaft 24 26
Nyala Shaft 7 4
Sub total
104
106
Total capex
Free State 12 10
Evander 23 27
Randfontein 36 36
Elandskraal 29 27
Kalgold                                                                                             -                                         -
Free Gold 75 76
Welkom/Orkney 2                                        -
Australian Operations 46 40
Total
223
216

Harmony review Q2/F2004

NOTICE OF INTERIM DIVIDEND
A dividend No. 78 of 40 cents per ordinary share being the interim dividend for the six month period ending 31 December 2003, has been declared payable on 8 March 2004 to those shareholders registered as such in the books of the company at the close of business on 5 March 2004.
The dividend is declared in the currency of the Republic of South Africa.
Any change in address or dividend instruction to apply to this dividend must be received by the company's transfer secretaries or registrar not later than 27 February 2004.
No dematerialisation or rematerialisation of share certificates may occur between 1 March 2004 and 5 March 2004, both days inclusive, nor may any transfers between registers take place during this period.
This announcement will be mailed to all registered holders on or about 2 February 2004.
Last day to trade ordinary shares cum dividend 27 February 2004
Ordinary shares trade ex dividend from 1 March 2004
Record date 5 March 2004
Payment date 8 March 2004
By order of the Board.
MP van der Walt
Company Secretary
Virginia
26 January 2004

Operating and financial results
(Rand/metric)
Underground production South Africa
Surface production South Africa
Open-
South
Aus-
Free
Rand-
Elands-
Free Orkney/
Sub
Free
Rand-
Elands-
Free
Sub
cast
Africa
tralia   Harmony
State Evander
fontein
kraal
Gold Welkom
total
State Evander
fontein
kraal
Gold
total    Kalgold
Total
Total
Total
Dec-03
1 145
483
716
506
1 259
538
4 647
422
45
530
114
869
1 980
327
6 954
1 229
8 183
Ore milled - t'000
Sep-03 1 156 538 694 491 1 254 560 4 693 227 47 546 296 1 102 2 218 367 7 278 1 316 8 594
Dec-03
5 078
2 768
3 244
2 527
8 364
3 012
24 993
200
30
137
47
558
972
643
26 608
2 687
29 294
Gold produced - kg
Sep-03 4 850 3 015 3 391 2 641 7 864 3 117 24 878 133 31 141 118 742 1 165 779 26 822 3 323 30 145
Dec-03
4,43
5,73
4,53
4,99
6,64
5,60
5,38
0,47
0,67
0,26
0,41
0,64
0,49
1,97
3,83
2,19
3,58
Yield - g/t
Sep-03 4,20 5,60 4,89 5,38 6,27 5,57 5,30 0,59 0,66 0,26 0,40 0,67 0,53 2,12 3,69 2,53 3,51
Cash operating
Dec-03
81 566
78 154
77 007
95 485
68 416
76 076
76 941
67 064
52 067
74 241
149 489
63 614
69 620
70 628
76 521
69 618
75 888
Costs - R/kg
Sep-03 85 499 73 337 75 018 88 284 67 492 76 320 76 050 70 238 58 903 72 184 93 102 65 736 69 620 69 199 75 572 73 280 75 319
Cash operating
Dec-03
362
448
349
477
455
426
414
32
35
19
62
41
34
139
293
152
272
Costs - R/ton
Sep-03 359 411 367 475 423 425 403 41 39 19 37 44 37 147 279 185 264
Working revenue
Dec-03
435 492
237 494
276 427
215 283
708 578
255 506
2 128 780
16 907
2 498
11 804
3 964
47 403
82 576
54 303
2 265 660
228 414
2 494 074
(R'000)
Sep-03 419 027 259 722 292 601 227 545 680 764 270 724 2 150 384 11 458 2 713 12 214 10 135 64 242 100 763 67 227 2 318 374 285 059 2 603 433
Cash operating
Dec-03
414 190
216 330
249 812
241 290
572 230
229 141
1 922 992
13 413
1 562
10 171
7 026
35 471
67 643
45 414
2 036 049
187 034
2 223 083
Costs (R'000)
Sep-03 414 668 221 110 254 388 233 158 530 758 237 890 1 891 971 9 342 1 826 10 178 10 986 48 776 81 108 53 906 2 026 985 243 511 2 270 496
Cash operating
Dec-03
21 302
21 164
26 616
(26 007)
136 349
26 365
205 788
3 495
936
1 633
(3 062)
11 932
14 934
8 890
229 611
41 379
270 991
Profit (R'000)
Sep-03 4 359 38 612 38 214 (5 613) 150 006 32 835 258 413 2 117 887 2 036 (851) 15 466 19 655 13 321 291 389 41 548 332 937

Total Operations quarterly financial results
(Rand/metric) (unaudited)
Quarter ended
Quarter ended
31 December
30 September
2003
2003
(including
(excluding
ARMgold)
ARMgold)
Ore milled -  t'000
8 183
6 854
Gold produced - kg
29 294
22 725
Gold price received - R/kg
85 139
86 258
Cash operating costs - R/kg
75 888
76 693
R million
R million
Gold sales
2 494
1 960
Cash operating costs
2 223
1 743
Cash operating profit
271
217
Income from associates
(34)
(7)
Amortisation
(246)
(142)
Profit on sale of Highland & High River
522                                   -
Mark to market of financial instruments
11
(172)
Rehabilitation cost provision
(18)
(10)
Employment termination costs
(20)
(12)
Other income - net
65
70
Minority Interest
(6)                                  -
Interest paid
(107)
(55)
Corporate, marketing and new business expenditure
(43)
(31)
Exploration expenditure
(35)
(14)
Foreign exchange losses
(50)
(31)
Profit before taxation
310
(187)
South African normal taxation
- Current tax
(84)
(18)
- Deferred tax
10
86
Net earnings
236
(119)
Earnings per share - cents*
- Basic earnings
92
(62)
- Headline earnings
(66)
(67)
- Fully diluted earnings**
92
(62)
Dividends per share - cents
- Proposed interim
40                                  -
Prepared in accordance with International Financial Reporting Standards
* Calculated on weighted number of shares in issue at quarter end
December 2003: 257,9 million (September 2003: 192,3 million)
** Calculated on weighted average number of diluted shares in issue at quarter end December 2003: 256,5 million
(September 2003: 190,9 million)
Reconciliation of headline earnings:
Net earnings
236
(119)
Adjustments:
- Profit on sale of assets
(3)
(9)
- Profit on sale of Highland & High River - net of tax
(444)
- Amortisation on goodwill
41
Headline earnings
(170)
(128)

Harmony review Q2/F2004
Total Operations pro forma quarterly financial results
(Rand/metric) (unaudited)
Quarter ended
Quarter ended
31 December
30 September
2003
2003
(including
(including
ARMgold)
ARMgold)
Ore milled - t'000
8 183
8 594
Gold produced - kg
29 294
30 145
Gold price received - R/kg
85 139
86 364
Cash operating costs - R/kg
75 888
75 319
R million
R million
Gold sales
2 494
2 603
Cash operating costs
2 223
2 270
Cash operating profit
271
333
Income from associates
(34)
(11)
Amortisation
(246)
(166)
Profit on sale of Highland & High River
522                                  -
Mark to market of financial instruments
11
(172)
Rehabilitation cost provision
(18)
(17)
Employment termination costs
(20)
(20)
Other income - net
65
121
Minority Interest
(6)                                 -
Interest paid
(107)
(83)
Corporate, marketing and new business expenditure
(43)
(42)
Exploration expenditure
(35)
(14)
Foreign exchange losses
(50)
(31)
Profit before taxation
310
(102)
South African normal taxation
- Current tax
(84)
(35)
- Deferred tax
10
76
Net earnings
236
(61)
Earnings per share - cents*
- Basic earnings
92
(24)
- Headline earnings
(66)
(28)
- Fully diluted earnings**
92
(24)
Dividends per share - cents
- Proposed interim
40                                   -
The pro forma quarterly financial results are for information purposes only.
*   Calculated on weighted number of shares in issue at quarter end
December 2003: 257,9 million (September 2003: 256,0 million)
** Calculated on weighted average number of diluted shares in issue at quarter end December 2003: 256,5 million
(September 2003: 254,6 million)
Reconciliation of headline earnings:
Net earnings
236
(61)
Adjustments:
Profit on sale of assets
(3)
(11)
Profit on sale of Highland & High River net of tax
(444)                                  -
Amortisation on goodwill
41                                   -
Headline earnings
(170)
(72)

Abridged balance sheet
(Rand) (unaudited)
At
At
31 December
30 September
2003
2003
R million
R million
Employment of capital
Mining assets after amortisation
14 911
14 729
Intangible assets
2 803
2 843
Investments
1 098
1 260
Investments in associates
2 564
2 896
Net current liabilities (excluding cash)
(924)
(1 300)
Cash
2 888
2 561
Total assets
23 340
22 989
Capital employed
Shareholders' equity
16 251
15 937
Loans
2 863
2 881
Long-term provisions
860
840
Minority Interest
155
139
Unrealised hedging loss
432
450
Deferred tax
2 779
2 742
Total equity and liabilities
23 340
22 989
Basis of accounting
The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.
Issued share capital: 258,4 million ordinary shares of 50 cents each (September 2003: 257,9 million shares)

Operating and financial results
(US$/imperial)
Underground production South Africa
Surface production South Africa
Open-
South
Aus-
Free
Rand-
Elands-
Free
Orkney/
Sub
Free
Rand-
Elands-
Free
Sub
cast
Africa
tralia
Harmony
State
Evander
fontein
kraal
Gold
Welkom
total
State
Evander
fontein
kraal
Gold
total
Kalgold
Total
Total
Total
Dec-03
1,263
533
790
558
1,388
593
5,124
465
50
584
126
958
2,183
361
7,668
1,355
9,024
Ore milled t'000    Sep-03
1,275 593 765 541 1,383 618 5,175 250 52 602 326 1,215 2,446 405 8,026 1,451 9,477
Gold produced    Dec-03
163,261
88,993
104,297
81,245
268,908
96,838
803,540
6,430
965
4,405
1,511
17,927
31,238
20,673
855,450
86,376
941,826
oz
Sep-03 155,930 96,934 109,023 84,910 252,832 100,213 799,843 4,276 997 4,533 3,794 23,856 37,455 25,045 862,343 106,836 969,179
Dec-03
0.13
0.17
0.13
0.15
0.19
0.16
156.81
0.01
0.02
0.01
0.01
0.02
14.31
0.06
111.56
0.06
104.37
Yield oz/t
Sep-03 0.12 0.16 0.14 0.16 0.18 0.16 154.56 0.02 0.02 0.01 0.01 0.02 15.31 0.06 107.45 0.07 102.27
Cash operating
Dec-03
376
360
355
440
315
351
355
309
240
342
689
293
321
326
353
321
350
Costs $/oz
Sep-03 359 308 315 370 283 320 319 295 247 303 390 276 292 290 317 307 316
Cash operating
Dec-03
49
60
47
64
61
57
56
4
5
3
8
5
5
19
39
20
37
Costs $/t
Sep-03 44 50 45 58 52 52 49 5 5 2 5 5 4 18 34 23 32
Working revenue Dec-03
64,555
35,205
40,976
31,912
105,035
37,875
315,557
2,506
370
1,750
588
7,027
12,241
8,050
335,847
33,859
369,706
($'000)
Sep-03 56,500 35,020 39,453 30,681 91,792 36,503 289,950 1,545 366 1,647 1,367 8,662 13,586 9,065 312,601 38,436 351,037
Cash operating
Dec-03
61,397
32,067
37,031
35,767
84,824
33,966
285,052
1,988
232
1,508
1,041
5,258
10,027
6,732
301,811
27,725
329,536
Costs ($'000)
Sep-03 55,912 29,814 34,301 31,438 71,565 32,076 255,106 1,260 246 1,372 1,481 6,577 10,936 7,268 273,311 32,834 306,145
Cash operating
Dec-03
3,158
3,137
3,945
(3,855)
20,211
3,908
30,505
518
139
242
(454)
1,769
2,214
1,318
34,036
6,134
40,170
Profit ($'000)
Sep-03 588 5,206 5,153 (757) 20,226 4,427 34,843 285 120 275 (115) 2,085 2,650 1,796 39,290 5,602 44,892

Total Operations quarterly financial results
(US$/imperial) (unaudited)
Quarter ended
Quarter ended
31 December
30 September
2003
2003
(including
(excluding
ARMgold)
ARMgold)
Ore milled - t'000 9,023 7,559
Gold produced - oz 941,814 730,622
Gold price received - $/oz 393 362
Cash operating costs - $/oz 350 322
$million
$million
Gold sales 370 264
Cash operating costs 330 235
Cash operating profit 40 29
Income from associates (5) (1)
Amortisation (37) (19)
Profit on sale of Highland & High River 77                                  -
Mark to market of financial instruments 2 (23)
Rehabilitation cost provision (3) (1)
Employment termination costs (3) (2)
Other income - net 10 9
Minority Interest (1)                                  -
Interest paid (16) (7)
Corporate, marketing and new business expenditure (6) (4)
Exploration expenditure (5) (2)
Foreign exchange losses (7) (4)
Profit before taxation 46 (25)
South African normal taxation
- Current tax
(12) (2)
- Deferred tax 1 11
Net earnings 35 (16)
Earnings per share - cents*
- Basic earnings
14 (8)
- Headline earnings
(10) (9)
- Fully diluted earnings**
14 (8)
Dividends per share - cents
- Proposed interim
6                                   -
Prepared in accordance with International Financial Reporting Standards
Currency conversion rates average for the quarter:
December 2003: US$1=R6,75 (September 2003: US$1=R7,42)
* Calculated on weighted number of shares in issue at quarter end
December 2003: 257,9 million (September 2003: 192,3 million)
** Calculated on weighted average number of diluted shares in issue at quarter end December 2003: 256,5 million
(September 2003: 190,9 million)
Reconciliation of headline earnings:
Net earnings
35 (16)
Adjustments:
- Profit on sale of assets
(1) (1)
- Profit on sale of Highland & High River - net of tax
(66)                                  -
- Amortisation on goodwill 7                                   -
Headline earnings (25) (17)

Harmony review Q2/F2004
Total operations - pro forma quarterly financial results
(US$/imperial) (unaudited)
Quarter ended
Quarter ended
31 December
30 September
2003
2003
(including
(including
ARMgold)
ARMgold)
Ore milled - t'000
9,024
9,477
Gold produced - oz
941,826
969,179
Gold price received - $/oz
393
362
Cash operating costs - $/oz
350
316
$million
$million
Gold sales
370
351
Cash operating costs
330
306
Cash operating profit
40
45
Income from associates
(5)
(1)
Amortisation
(37)
(22)
Profit on sale of Highland & High River
77
Mark to market of financial instruments
2
(23)
Rehabilitation cost provision
(3)
(2)
Employment termination costs
(3)
(3)
Other income - net
10
15
Minority Interest
(1)                                 -
Interest paid
(16)
(11)
Corporate, marketing and new business expenditure
(6)
(6)
Exploration expenditure
(5)
(2)
Foreign exchange losses
(7)
(4)
Profit before taxation
46
(14)
South African normal taxation
- Current tax
(12)
(5)
- Deferred tax
1
11
Net earnings
35
(8)
Earnings per share - cents *
- Basic earnings
14
(3)
- Headline earnings
(10)
(4)
- Fully diluted earnings **
14
(3)
Dividends per share - cents
- Proposed interim
6                                   -
The pro forma quarterly financial results are for information purposes only.
Currency conversion rates average for the quarter:
December 2003: US$1=R6,75 (September 2003: US$1=R7,42)
* Calculated on weighted number of shares in issue at quarter end
December 2003: 257,9 million (September 2003: 256,0 million)
** Calculated on weighted average number of diluted shares in issue at quarter end December 2003: 256,5 million
(September 2003: 254,6 million)
Reconciliation of headline earnings:
Net earnings
35
(8)
Adjustments:
- Profit on sale of assets
(1)
(1)
- Profit on sale of Highland & High River - net of tax
(66)                                  -
- Amortisation on goodwill
7                                   -
Headline earnings
(25)
(9)

Abridged balance sheet
(US$) (unaudited)
At
At
31 December
30 September
2003
2003
R million
R million
Employment of capital
Mining assets after amortisation
2 226
2 116
Intangible assets
418
408
Investments
164
181
Investments in associates
383
416
Net current (liabilities) excluding cash
(138)
(186)
Cash
431
368
Total assets
3 484
3 303
Capital employed
Shareholders' equity
2 426
2 290
Loans
427
414
Long-term provisions
129
120
Minority Interest
23
20
Unrealised hedging loss
64
65
Deferred tax
415
394
Total equity and liabilities
3 484
3 303
Basis of accounting
The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.
Issued share capital: 258,4 million ordinary shares of 50 cents each. (September 2003: 257,9 million shares)
Balance sheet converted at conversion rate of US$1 = R6,70 (September 2003: R6,96)

Harmony review Q2/F2004
Condensed statement of changes in shareholders'
equity
(unaudited)
At
At
At
At
31 December  31 December   31 December  31 December
2003
2002
2003
2002
R million
R million
US$ million
US$ million
Balance as at the beginning of the
financial year
8 628 7 963 1 288 931
Currency translation adjustment
and other                                                              -
(455) 1 (52)
Issue of share capital 7 798 213 1 164 25
Net earnings 117                   883                   17                  103
Dividends paid (292) (741) (44) (87)
Balance as at the end of December
16 251 7 863 2 426 920
Prepared in accordance with International Financial Reporting Standards.
Abridged cashflow statements
(unaudited)
6 months
6 months
6 months
6 months
ended
ended
ended
ended
31 Dec.
31 Dec.
31 Dec.
31 Dec.
2002
2003
2003
2002
US$'000
US$'000
R'000
R'000
125
19
Cash flow from operating activities
133
1 251
(62)
191
Cash utilised in investing activities
1 350
(618)
(64)
(40)
Cash utilised in financing activities
(282)
(635)
30
36
Translation adjustment
29
206
Increase/(decrease) in cash and equivalents
1 201
(2)
139
225
Opening cash and equivalents
1 687
1 441
168
431
Closing cash and equivalents
2 888
1 439
Prepared in accordance with International Financial Reporting Standards.
Operating activities translated at average rates of:
December 2003: US$1 = R7,08
(December 2002: US$1 = R10,00)
Closing balance translated at closing rates of:
December 2003: US$1 = R6,70
(December 2002: US$1 = R8,55)

Maturity schedule of the Harmony Group's commodity contracts by type as at 31 December 2003
30 June
Z B Swanepoel
F Abbott
Chief Executive
Financial Director
Virginia
26 January 2004
30 June
30 June
30 June
30 June
2005
2006
2007
2008
2009
Total
Forward Sales Agreements
Ounces 175,000 108,000 147,000 100,000 100,000 630,000
A$/ounce 513 510 515 518 518 514.27
Calls Contracts Sold
Ounces 127,100 40,000                 -                 -                 - 167,100
A$/ounce 513            552                 -                 -                 - 522
302,100 148,000 147,000 100,000 100,000 797,100
These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.
During the quarter 62,900 ounces of the hedge books were closed out at a cost of R5 million (US$1 million). The mark-to-market of the remaining contracts was a negative R380 million (US$57 million) as at 31 December 2003. These values were based on a gold price of US$ 414 (A$ 552) per ounce, exchange rates of US$/R6.70 and A$/US$ 0.75 and prevailing market interest rates at the time. These valuations were provided by independent risk and treasury management experts.
Gold Lease Rates:
Harmony holds certain gold lease rate swaps which were acquired through its acquisitions of New Hampton and Hill 50. These instruments are all treated as speculative. The mark-to-market of the above contracts was a negative R10 million (US$1.5 million) as at 31 December 2003, based on valuations provided by independent treasury and risk management experts.
Interest Rate Swaps:
The Group has interest rate swap agreements to convert R600 million of its R1, 2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the company pays floating rate based on JIBAR plus a spread raging from 1.8% to 2.2%.
These transactions which mature in June 2006 are designated as fair value hedges. The marked-to- market value of the transactions was a negative R42 million (US$6 million) as at
31 December 2003, based on the prevailing interest rates and volatilities at the time.

Harmony review Q2/F2004
Development results
(metric)
Quarter ending December 2003
Channel
Channel
Reef
Sampled
width
value
Gold
metres
metres
(cm's)
(g/t)
(cmg/t)
Randfontein
VCR Reef
1 222,8 963 64 22,02 1 412
UE1A 2 725 2 524 139 9,01 1 250
E8 Reef 317,2 3 15,6 150 4,09 614
Kimberley Reef 702,4 523,8 127 9,63 1 226
South Reef 0 0 0 0,00 0
All Reefs
4 967
4 326
122
10,17
1 237
Free State
Basal
2 844 2 268 92 11,66 1 075
Leader 796 710 235 6,29 1 480
A Reef 664 642 131 4,63 606
Middle 151 118 135 6,25 843
B Reef 654 634 94 20,83 1 960
All Reefs
5 109
4 372
123
9,74
1 194
Evander
Kimberley Reef
2 242 2 145 64 15,14 969
Elandskraal
VCR Reef
674 700 77 14,78 1 143
Orkney/Welkom
Vaal Reef
30 21 140 36,00 5 040
VCR 73 60 238 2,82 671
All reefs
103
81
213
8,48
1 804
Free Gold
Basal
2 328 2 017 78 16,93 1 314
Beatrix                                               699 618 77 9,32 713
Leader                                                 42 36 125 5,00 625
All reefs
3 068
2 671
78
14,95
1 166

Development results
(imperial)
Quarter ending December 2003
Channel
Channel
Reef
Sampled
width
value
Gold
feet
feet
(inches)
(oz/t)
(in.ozt)
Randfontein
VCR Reef
4 012 3 159 25 0,65 16
UE1A 8 940 8 279 55 0,25 14
E8 Reef 1 041 1 035 59 0,12 7
Kimberley Reef 2 304 1 719 50 0,28 14
South Reef 0 0 0 0,00 0
All Reefs
16 297
14 193
48
0,29
14
Free State
Basal
9 331 7 441 36 0,34 12
Leader 2 611 2 329 93 0,18 17
A Reef 2 177 2 106 52 0,13 7
Middle 495 387 53 0,18 10
B Reef 2 147 2 080 37 0,61 23
All Reefs
16 761
14 344
48
0,29
14
Evander
Kimberley Reef
7 356 7 037 25 0,45 11
Elandskraal
VCR Reef
2 210 2297 30 0,44 13
Orkney/Welkom
Vaal Reef
97 69 55 1,05 58
VCR 241 197 94 0,08 8
All Reefs
338
266
84
0,25
21
Free Gold
Basal
7 637 6 617 31 0,49 15
Beatrix 2 292 2 028 30 0,27 8
Leader                                               137 118 49 0,15 7
All reefs 10 066 8 763 31 0,43 13

Harmony review Q2/F2004

Contact details
Harmony Gold Mining Company Limited
Corporate Office
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone:    +27 11 684 0140
Fax:
+27 11 684 0188
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman),
Z B Swanepoel (Chief Executive),
F Abbott, Dr M M M M Bakane-Tuoane,
F Dippenaar, V N Fakude, T S A Grobicki,
W M Gule, M W King, D S Lushaba, M F Pleming,
Lord Renwick of Clifton KCMG*, C M L Savage,
Dr S P Sibisi, D V Simelane, Dr R V Simelane,
M V Sisulu, P Taljaard, A J Wilkens
*British
Investor Relations
Ferdi Dippenaar
Marketing Director
Telephone:    +27 11 684 0140
Fax:
+27 11 684 0188
E-mail: fdippenaar@harmony.co.za
Corne Bobbert
Investor Relations Officer
Telephone:    +27 11 684 0146
Fax:
+27 11 684 0188
E-mail: cbobbert@harmony.co.za
Marian van der Walt
Company Secretary
Telephone:    +27 11 411 2037
Fax:
+27 11 411 2398
E-mail: mvanderwalt@harmony.co.za
South African Share Transfer Secretaries
Ultra Registrars (Pty) Ltd
PO Box 4844
Johannesburg, 2000
Telephone:    +27 11 832 2652
Fax:
+27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone:    +44 870 162 3100
Fax:
+44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone:    +1888-BNY ADRS
Fax:
+1 212 571 3050
Trading Symbols
JSE Securities Exchange HAR
New York Stock Exchange HMY
London Stock Exchange HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 30, 2004
Harmony Gold Mining Company Limited
By:
/s/ Frank Abbott
Name: Frank Abbott
Title: Chief Financial Officer